

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 5, 2016

Rebecca Hershinger
Chief Financial Officer
301 North Canon Drive, Suite 305
Beverly Hills, California 90210

   Re: **Genius Brands International, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2015
       Filed March 30, 2016
       File No. 000-54389

Dear Ms. Hershinger:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Lyn Shenk

          Lyn Shenk
          Branch Chief
          Office of Transportation and Leisure